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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. TWO )*


                                CYBERONICS, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   23251P 10 2
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of _5_ Pages

CUSIP NO.  23251P  10  2               13G                   PAGE 2 OF _5_ PAGES



    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            REESE S. TERRY, JR.

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

    3       SEC USE ONLY


    4       CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

                                5      SOLE VOTING POWER

         NUMBER OF                     946,000
           SHARES
        BENEFICIALLY            6      SHARED VOTING POWER
       OWNED BY EACH                   -0-
         REPORTING
        PERSON WITH             7      SOLE DISPOSITIVE POWER
                                       946,000

                                8      SHARED DISPOSITIVE POWER
                                       -0-

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            946,000

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*


    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            8.0%

    12      TYPE OF REPORTING PERSON*
            IN


                       *SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 23251P 10 2                                        Page 3 of _5_ Pages
         --------------------



ITEM 1.
         (a)      Name of Issuer                CYBERONICS, INC.

         (b)      Address of Issuer's Principal Executive Offices
                                                17448 HIGHWAY 3, SUITE 100,
                                                WEBSTER, TX  77598-4135
ITEM 2.
         (a)      Name of Person Filing         REESE S. TERRY, JR.

         (b)      Address of Principal Business Office or, if none, Residence
                                                17448 HIGHWAY 3, SUITE 100,
                                                WEBSTER, TX  77598-4135
         (c)      Citizenship                   USA

         (d)      Title of Class of Securities  COMMON STOCK

         (e)      CUSIP Number                  23251P  10  2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON IS A:

         (a) [ ] Broker or Dealer registered under Section 15 of the Act

         (b) [ ] Bank as defined in section 3(a)(6) of the Act

         (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

         (d) [ ] Investment Company registered under section 8 of the Investment Company Act

         (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund, see Section240.13d-1(b)(1)(ii)(F)

         (g) [ ] Parent Holding Company, in accordance with
                 Section240.13d-1(b)(ii)(G) (Note: See Item 7)

         (h) [ ] Group, in accordance with Section240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

         (a)      Amount Beneficially Owned                                        946,000*

         (b)      Percent of Class                                                 8.0%

         (c)      Number of shares as to which such person has:

                         (i) sole power to vote or to direct the vote                  946,000*
                        (ii) shared power to vote or to direct the vote                     -0-
                       (iii) sole power to dispose or direct the disposition of        946,000*
                        (iv) shared power to dispose or direct the disposition of           -0-


* includes 148,500 shares held in trusts for the benefit of Mr. Terry's children of which Mr. Terry serves as trustee.

CUSIP No. 23251P 10 2 Page                                        4 of _5_ Pages
         -----------------------



ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following [ ].
                  NOT APPLICABLE

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
                  NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                  NOT APPLICABLE

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
                  NOT APPLICABLE

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
                  NOT APPLICABLE

CUSIP No. 23251P 10 2                                        Page 5 of _5_ Pages
         -----------------------



ITEM 10.
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              January 31, 1997
                              --------------------------------------------------
                                                        Date


                              /s/  REESE S. TERRY, JR.
                              --------------------------------------------------
                                                      Signature


                              Reese S. Terry, Jr./Vice President and Secretary
                              --------------------------------------------------
                                                      Name/Title